EXHIBIT 99.1

Atour Lifestyle Holdings Limited Announces Senior Management Change

SHANGHAI, December 16th , 2022 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, announced today that Ms. Yisong Zhao has tendered her resignation as the Company’s Chief People Officer due to health reasons, effective on December 31, 2022.

“Since 2021, Ms. Yisong Zhao has made substantial contributions to our talent building and recruitment,” said Mr. Haijun Wang, founder, chairman of the board and Chief Executive Officer of Atour. “She leaves behind an effective organizational structure and energetic team well-positioned to support as the company moves forward. We wish her all the very best.”

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

The Piacente Group, Inc.

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677